UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 28 June 2023

The Orange Group announces the completion of its strategic review of Orange Bank and the opening of exclusive negotiations with BNP Paribas

•  Intention to withdraw from the retail banking market

•  Entry into exclusive negotiations with BNP Paribas to support Orange Bank customers

•  Priority given to employee support measures

•  All Orange Bank customer services to be maintained throughout the process

As part of a strategic review launched several months ago, Orange initiated a search for a partner to support the development of its banking subsidiary. Following work carried out by the Group's general management in conjunction with an Ad Hoc Committee made up of the Chairpersons of the Board Committees, and taking into consideration the various analyses and offers already received, the Group’s Board of Directors has agreed to enter into exclusive negotiations with BNP Paribas to define a referral partnership for the Orange Bank customer portfolio in France, and to develop financing solutions for mobile devices. The two groups will also discuss the terms of a takeover of Orange Bank's business in Spain.

This partnership with BNP Paribas, which will provide a continuity solution for Orange Bank customers, is part of Orange’s wider intention to progressively withdraw Orange Bank from the retail banking market in France and Spain. This decision was taken without the presence of the Chairman of Orange's Board of Directors, who chose to withdraw from the decision-making and voting process given his membership of the Board of BNP Paribas. This operation, which only concerns Orange’s activities in France and Spain, will have no impact on the Group's financial trajectory for the 2023-2025 period as presented at the Capital Market Day on 16 February 2023.

This project will be subject to various information and consultation procedures with employee representative bodies, which will begin shortly. The process will be conducted in full transparency, providing information on actions undertaken to find a partner and with priority being given to informing and supporting all employees (internal redeployment, training). The Group will also work closely with all the relevant authorities and regulators.

Throughout the process, there will be no change in services, in existing loans or day-to-day operations for customers, including the taking of deposits and the granting of loans. The full range of information on Orange Bank products and services will continue to be available on orangebank.fr and orangebank.es.

Orange Bank today has a solid balance sheet and will continue to meet all its regulatory obligations until its future withdrawal from the market.

Christel Heydemann, Orange Group CEO commented: "I'd like to thank our teams who, thanks to their hard work and commitment, have made Orange Bank a bank that today serves over two million customers and that benefits from one of the best applications on the market. The evolution of the banking market now leads us to guide the bank into a new phase. Our priority will be to provide exemplary support for all our employees and customers. This process will be carried out in complete transparency, within the framework of our dialogue with our staff representative bodies. I know that I can also count on the commitment and excellence of the teams at BNP Paribas to provide the best possible support for our customers".

Thierry Laborde, Chief Operating Officer of BNP Paribas said: "As a long-standing partner of the Orange Group and Orange Bank, we are naturally delighted to be able to provide a complete continuity solution to Orange Bank customers following Orange Group’s strategic choice to withdraw from retail banking. Whether it's day-to-day digital banking with Hello Bank, consumer credit with BNP Paribas Personal Finance, or insurance, which we already operate through a partnership between BNP Paribas Cardif and Orange, we will support customers with a solid banking package and high-performance services".

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 136,000 employees worldwide at 31 March 2023, including 74,000 employees in France. The Group has a total customer base of 288 million customers worldwide at 31 March 2023, including 243 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts

Orange:

Tom Wright ; +33 6 78 91 35 11 ; tom.wright@orange.com

Sylvain Bruno ; +33 6 86 17 88 89 ; sylvain.bruno@orange.com

BNP Paribas:

Hacina Habchi ; +33 7 61 97 65 20 ; hacina.habchi@bnpparibas.com

Astrid Wernert ; +33 7 62 52 36 41 ; astrid.sancho@bnpparibas.com

ORANGE

Date: June 29, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations